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DIEM
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ABOUT US: OVERVIEW

    

Experienced; 5th year operating.

Multi-state operator (OR and MA).

Retail and home delivery experts.

Vertically integrated with cultivation.

Profitable, with rapid top line growth.



CEO Chris Mitchem, MBA

Washington State University, Santa Clara University (MBA), 10 years Fortune 500 corporate experience with Stryker, 6 years of cannabis experience. Father of two.

ABOUT US: EXECUTIVE TEAM



John DiNovella
Vice President, Retail Operations
Cornell University, analytical people and process leader, 4 years in cannabis. John sits in Boston, MA.



Jessica Enriquez
Sr. Manager, Human Resources
University of Texas, collegiate athlete, 6 years in HR leadership at Top Golf. Jessica sits in Portland, OR.



Kirk Pagenkopf
Chief Revenue Officer
University of Missouri, 25 years on the PGA tour circuit in various sales and advertising roles. Kirk sits in Portland, OR.



Janae Stayton
Vice President, Recruitment
Washington State University, 8 years as an educator, gifted recruiter. Janae sits in Portland, OR.

Jared Guay
Director of Marketing
Washington State University, computer programmer with a creative eye and 10 years experience. Jared sits in Portland, OR.



Matt Busby
Vice President, Production Operations
15 years construction experience, 6 years of cannabis cultivation and CPG experience, construction project leader. Matt sits in MA.

DIEM IN THE PRESS


yahoo! news


KGW8


telegram.com
WORCESTER, MASSACHUSETTS

PORTLAND
BUSINESS JOURNAL


MASS LIVE MEDIA


WORCESTER
Business
Journal


WAMC
NORTHEAST
PUBLIC RADIO

proactive investors


OREGONLIVE
The Oregonian


10 BOSTON


Itemlive.com
Powered by The Daily Item


DAILY VOICE


Leafly LIST


MONTHLY Portland

THRILLIST


Patch







DIEM'S FOOTPRINT (OR and MA)

- Retail and home delivery in Portland and Salem.
- Beaverton home delivery launching Q4 2021.
- 50,000 sf of mixed indoor and outdoor cultivation.



- Retail in Worcester and Boston Metro (Lynn).
- Springfield retail launching Q2 2022.
- 50,000 sf of mixed indoor and outdoor cultivation launching Q4 2021.

AWARD WINNING CANNABIS CULTIVATORS







2020 G.O.A.T. Cup winners for best-in-class flower.

Mastery of indoor and outdoor cultivation.

Vertical integration increases profitability.

Popular proprietary genetics.







E-COMMERCE HOME DELIVERY PLATFORM IP

Diem's home delivery platform was painstakingly developed to optimize for customer experience, regulatory compliance, search engine optimization, and operational flow. This platform has led Diem to become one of the top home delivery companies in the USA.





Over 75,000 Orders Delivered





CONSUMER PACKAGED GOODS EXPERTISE


DIEM FARMS
Live Resin
1 Gram Cartridge
Cannabis Extract
1g (.035oz)

Vaporizer Cartridge - 1 gram


DIEM FARMS

Preroll Two Pack - (2) .5 gram prerolls


DIEM FARMS
Sugar Sauce
Cannabis Extract
1g (.035oz)

Sugar Sauce Dabbable - 1 gram


DIEM
Seize
The Day

Vaporizer Battery, Charger, and Case


DIEM FARMS
5 Cannabis
Prerolls
hellodiem.com

Preroll Five Pack - (5) .5 gram prerolls


DIEM FARMS
Cannabis Flower

Mairjuana Flower - 1 gram to 7 grams



AWARD WINNING DISPENSARY DESIGN

Diem

Diem's branding and store design is modern and inviting. It combines the clean lines of an Apple store with the warm and welcoming atmosphere of an ice-cream shop.



DIEM'S SHOPS: SALEM, OR RETAIL











DIEM'S SHOPS: PORTLAND, OR HOME DELIVERY











DIEM'S SHOPS: WORCESTER, MA RETAIL















DIEM'S SHOPS: BOSTON METRO (LYNN), MA RETAIL













GRAND OPENING
DIEM

Best Cannabis Selection in Lynn.
Order Pickup at hellodiem.com
1.5 Miles Ahead 211 Lewis St.
Please Consume Responsibly.
D I E M

D I E M

DIEM'S FARM: INDEPENDENCE, OR

















ON DECK: MASSACHUSETTS FARM Q4 21' LAUNCH





ON DECK: SPRINGFIELD, MA RETAIL (COMING Q2 22')

Diem has secured a rare retail license to open a dispensary at the Eastfield Mall in Springfield, MA. Due to the consumer population and the incredible site location, this has the potential to be a top 5 dispensary by revenue in the state of Massachusetts. It is currently under construction.



Population of 2 million within a 30 minute drive.



57,000 cars pass by the building daily.



500 parking spots make for a convenient experience.



Permanent government limit on competition in the area.





ON DECK: OREGON HOME DELIVERY EXPANSION

Oregon lawmakers recently passed bill HB2519, which significantly expands the amount of homes Diem can deliver to with it's license. Diem is developing an innovative delivery model to capitalize on this opportunity, launching in Beaverton, OR in Q4 2021.



- Addressable home delivery market population tripled from 815,000 to 3,000,000.
- Diem will deliver orders within 45 minutes, half that of competitors.
- Expanded market has far fewer competitors, increasing profitability.
- Home delivery is one of the fastest growing segments of the Oregon cannabis market.











EAZE DELIVERY OREGON EXPANSION CASE STUDY

   

In March of 2019 a large and well-backed delivery operator from California, Eaze, attempted to launch their delivery services platform in Oregon. After spending months and millions of dollars, this venture failed and Eaze ultimately pulled out of Oregon. Why has Diem succeeded where Eaze failed?

Diem is local. Consumers in the Pacific Northwest place a high value on local homegrown businesses.

Diem owns its own licenses. Eaze depended on securing marijuana inventory from existing licensees in Oregon, Diem does not have this constraint because Diem owns it's own licenses.

Superior operational capability. After four hard years of trial and error, Diem has gotten good at operating a marijuana home delivery service. Eaze was plagued by operational inefficiencies which turned customers away.

Focused leadership team. Diem is all about focus, and has gone deep in just two states, OR and MA. This makes Diem as a company more agile and able to respond to challenges as they arise.



ON DECK: WYLD JOINT VENTURE IN MASSACHUSETTS

Diem has entered into a joint venture with Wyld, the largest edibles company in the world by revenue.

This partnership will have a significant positive impact on Diem's financials beginning Q1 2022.



Exclusive partnership with the top edibles brand in the world.



Wyld's depth of experience in manufacturing edibles at scale translates into the lowest cost and highest quality product in MA.



Wyld + Diem will become the dominant edibles wholesaler in MA.





ON DECK: RAW BRANDS + APEHEX PREROLL DEAL

Diem has entered into an agreement with industry leading pre-roll paper brand RAW, and their subsidiary pre-roll automation company APEHEX, for a combination branding and pre-roll automation partnership.



Exclusive rights to sell RAW branded marijuana pre-rolls in MA.



True pre-roll manufacturing automation makes Diem's cost of goods sold significantly lower than the competition.



Diem will become the dominant pre-roll wholesaler in MA.



*Machine photos protected by NDA



ON DECK: FUTURE NATIONAL EXPANSION

Diem has built a scalable vertically-integrated cannabis business model, and plans to push this model into new states beyond OR and MA in the coming years.

Diem has a unique set of skills: The company can cultivate both indoor and outdoor cannabis flower; use that flower to create beautiful consumer packaged goods; and then sell their products via brick and mortar retail and e-commerce home delivery at excellent margins. All the while led by a stable and experienced executive team with a closely held and low-drama ownership group.

Diem has a winning formula to expand upon, with the infrastructure and experience to do so successfully.





DIEM'S FINANCIALS – REVENUE, PROFIT, AND GROWTH

	Revenue	EBITDA	YoY Growth	Notes
2017	$804,312	37%	—	First year of operations, one store in Salem, OR
2018	$2,049,470	41%	155%	Organic growth in Salem shop, delivery launched in Portland, Oregon farm launched. EBITDA increased from vertical integration with farm.
2019	$3,378,604	26%	65%	Organic top line growth, EBITDA decrease due to pricing pressure from competition in Oregon.
2020	$10,982,096	30%	225%	Worcester, MA shop launched in June providing a significant revenue and profit margin boost.
2021*	$16,663,000	33%	52%	Full year of revenue from Worcester shop, launched Lynn, MA shop in July.
2022*	$39,240,000	29%	110%	Wyld joint venture and Diem's MA farm launches in Q1, Springfield, MA shop launches Q3. EBITDA decreases because we take a small margin on Wyld revenue.
2023*	$54,480,000	27%	39%	Full year of revenue from all three MA shops which will have fully ramped. Full year of revenue from Wyld and Diem MA farm. EBITDA decrease due to pricing pressure from competition in MA.
2021 JULY YTD	$9,759,836			

Projections*

DIEM'S FINANCIALS - 2023 REVENUE BREAKDOWN

	Revenue
Wyld	$18mn
Worcester	$11.3mn
Springfield	$8mn
Lynn	$6mn
MA Farm	$6mn
OR Retail	$5.2mn
Total	$54.5mn



Oregon Shops and Delivery
9.3%
Wyld Sales
33.3%
Worcester Shop
20.4%
Lynn Shop
11.1%
MA Farm Wholsale
11.1%
Springfield Shop
14.8%



DIEM'S FINANCIALS – SALES METRICS

Transactions Per Month	19,500
Average Ticket Size	$75.22
Annual Revenue Run Rate	$17,601,480
Visitor Conversion Rate	88.5%
Top Sales Category	Cannabis Flower

DIEM'S ASSETS - MARIJUANA LICENSES

	State License #	Diem Entity Name
Oregon Retail Salem	10052885D4C	VLF Management LLC
Oregon Retail Portland	10070593E9E	VLF Management LLC
Oregon Cultivation	1005766754C	VLF Polk Property LLC
MA Retail Worcester	MR282376	TDMA LLC
MA Retail Lynn	MR283369	Diem Lynn LLC
MA Retail Springfield	HCA20220041	Diem Springfield LLC
MA Cultivation Indoor	MC282161	Diem Orange LLC
MA Cultivation Outdoor	MC283483	3 Quabbin Orange LLC
MA Manufacturing	MP281684	Diem Orange LLC
MA B2B Transport	MX281355	DM Distribution LLC

SOURCE: BENZINGA.COM

July 1, 2021 10:08 am

Trulieve Expands in Massachusetts Via $13.5M Acquisition Of Worcester Pot Shop

Trulieve Cannabis Corp. (CSE:TRUL) (OTCQX:TCNNF) has purchased a Worcester-based dispensary from Nature's Remedy of Massachusetts, Inc., for $13.5 million, boosting its footprint to two shops in the Bay State. Under the terms of the Massachusetts agreement, the company agreed to pay $7 million in cash and issue 237,881 of its subordinate voting shares. The store, located at 142-148 Southbridge Street, in Worcester, holds a Final Adult Use Marijuana Retailer License from the Cannabis Control Commission, a Host Community Agreement from the City of Worcester, alongside other regulatory authorizations to operate.

Diem Note: This was a pure license purchase; the retail shop acquired was pre-operational with $0 in revenue. Diem owns several licenses identical to this, including a Worcester license just 2,500 feet away.



Trulieve's Worcester Location

Diem's Worcester Location



DIEM'S ASSETS – REAL ESTATE

Address	1665 Main Street, Springfield, MA	3 Quabbin Blvd Lot #3, Orange, MA
Type	Historic commercial building on Main street	5 acres of developed land
Use	Original cannabis retail site	Outdoor MJ cultivation site
Est. Value	$500,000	$700,000





DIEM'S CORPORATE STRUCTURE



VLF Holdings LLC
Umbrella Holding Company

VLF Management LLC
Oregon Retail

VLF Polk Property LLC
Oregon Cultivation

TDMA LLC
Worcester, MA Retail

Diem Lynn LLC
Lynn, MA Retail

Diem Springfield LLC
Springfield, MA Retail

Diem Orange LLC
MA Indoor Cultivation and Manufacturing

3 Quabbin Orange LLC
MA Outdoor Cultivation

DM Distribution LLC
MA Transportation Company



DIEM is raising $2,000,000

Debt with conversion opportunities.

USE OF FUNDS

Why is Diem raising this round? This investment will eliminate/consolidate Diem's debt burden, freeing up cash flow to be re-invested into expanding the business.

Diem accumulated $2mn in debt to build out it's Massachusetts operations. This debt comes in the form of deferred tax payments to the state and federal government, and to a private investor. Capital raised in this round will be used exclusively to pay down this debt.



Federal Deferred Taxes
15%
MA Deferred Taxes
52.5%
Private Party Debt
32.5%

DIEM'S EXIT PLAN

Diem believes that the federal legalization of marijuana is imminent, and that federal legalization will create opportunities to maximize shareholder value as institutional capital floods the market searching for quality firms to invest in. Diem will approach this scenario with an open mind, with the ultimate goal of providing excellent returns for its shareholders. Possible exit opportunities include an IPO, a roll-up with other operators, or M&A.







IPO



D I E M
seize the day

Contact chris@hellodiem.com to start a conversation